INVEST IN **HANDPRINT**

The SaaS Marketplace That Enables Companies to Increase Their Profits by Restoring The Planet


#1 Globally for Ecosystems Restored
and Digitally Monitored
Before
After

handprint.tech San Diego, CA

Highlights

1. 🦄We aim to be the 1st nature tech unicorn, creating billions in ecosystem services (not guaranteed)
2. 🥇Team with highly published PhDs and tech superstar with R&D experience across 200+ tech startups
3. 🪴Winner of Microsoft Green Tech Challenge 2021 & Tech in Asia Startup 2023
4. ⚡We are rewriting capitalism with ecosystem restoration that increases revenues for every company
5. 🤯ESG advisory market of $152B is moving to regeneration. Our competitors aren't ready for this
6. 🛜We digitized the world's largest supply of regenerative impact preparing for mainstream adoption
7. 🤑Insane organic reach on Linkedin, over 1.7 million views on Handprint's posts
8. 🤓Our Co-founder Dr. Ryan Merrill won the prestigious Best Paper of the Year by the Financial Times

Featured Investor

 **Jake Wilczynski**
Syndicate Lead   [Follow]   Invested $1,000 ⓘ

"As the global director of policy communications at Airbnb, advisor to early stage companies and angel investor, I've worked closely with founding teams with a track record of success. I've seen first hand what it takes to solve complex problems, bring new technologies to market and scale internationally.

There is no problem more in need of a solution than empowering the economy's transition from extractive to regenerative. Handprint's founding team, made up of academics, researchers and engineers with expertise in digital sustainability, is uniquely positioned to take on this challenge and scale Handprint to become a leading global climate tech platform.

I'm excited to be a part of Handprint's investment team and bring this opportunity to the WeFunder community."

 Other investors include <u>Singtel Innov8</u>, <u>Thunes</u>, <u>TransferTo</u>, <u>Startupbootcamp Australia</u>

Our Team

 **Mathias Boissonot** CEO and Co-Founder

7+ years working on R&D in 200+ Tech startups across Europe & Asia, as the owner and Managing Director of GAC Singapore. Founder of Greeen, an urban gardening IoT. Mathias is a Star Contributor for TechInAsia and e27, and mentor for Gaia startup studio.

 **Dr. Ryan Merrill** Chief Impact Officer & Co-Founder

PhD in Climate & Public Policy, University of Southern California, and researcher in Digital Sustainability. 10+ years experience in Finance management roles. Founder of Global Mangrove Trust, funding blue carbon forestry through blockchain technology.

 **Simon Schillebeeckx** Chief Vision Officer & Co-Founder

Published author, former sustainability consultant, TEDx speaker. Strategy & Entrepreneurship Professor at Singapore Management University, specializing in Digital Sustainability. He holds a PhD in Innovation Management from Imperial College London.

Pitch



Our Entities
NOW
AFTER
Handprint Tech (Singapore)
Indonesian subsidiary
Handprint Inc (USA)
Handprint Inc (USA)
Indonesian subsidiary
Handprint Tech (Singapore)

Within the next 3-6 months, Handprint Inc will complete the acquisition of Handprint Tech Pte Ltd (a Singapore company founded and operated by the same founders as Handprint Inc) and Handprint Tech Indonesia via a non-cash share swap.

The Board of Directors of Handprint Tech Pte Ltd and Handprint Tech Indonesia have already signed formal board resolutions approving its sale to Handprint Inc via share swap, to effectively consolidate the two companies into the US-based Handprint Inc.

This acquisition via share swap will add the existing shareholders of Handprint Tech Pte Ltd to the cap table of Handprint Inc, where those “pre-seed” and “seed-stage” shareholders will join those investors who purchase the Safe, as offered through the Wefunder Campaign or through a private placement governed under Regulation D..

In the lead up to the acquisition, Handprint Inc will employ the funds from the WeFunder Campaign to build out the US sales and marketing operations and to advance the Handprint software solution, complete the share swap, and prepare the consolidated company for a US-domiciled Series A raise.

Problem
Most of Carbon Offsetting is a greenwashing lie.

 **Protecting ecosystems that are already protected**

 **Impact doesn't critically help the climate crisis**

 **Without monitoring, offset claims are just empty promises**

 **Up to 80% of money is spent on third parties, not impact**

According to an investigation from The Guardian up to 94% of carbon offsets have fraudulent claims.

[(Source)](#)

The Guardian

Delta Air Lines faces lawsuit over $1bn carbon neutrality claim

US airline pledged to go carbon neutral but plaintiffs say it is relying on offsets that do almost nothing to mitigate global heating



Solution

We can completely disrupt the carbon offset market with verified Nature Credits*.

 **Restoring ecosystems aligned with UN SDGs**

 **Impact is critical for planetary health at its core**

 **Impact is regularly digitally monitored**

 **Delivers the best dollar-to-impact ratio**

*Nature credits have been scientifically proven to increase revenue for companies.

Invest in the science-based solution for planet Earth

(It only takes $100)

Be part of the change that our planet needs. This could be the only opportunity for every day investors to own a piece of Handprint.

Our Proven Track Record*

*Singapore entity

Carbon offsets are mainly bought by companies to improve their legitimacy. It's a business expense that creates limited value and no engagement. Imagine a world where investing in nature enables capturing more business value. Through research and experimentation, we have proven that **planet positive actions can be a tool to unlock business growth.**

1 Sales increase by 16% by installing a tree-planting plugin



ULTRA FOOTBALL
Key Results
User Sessions
81,064
Conversion Rate
+16%
Revenue increase
$18,261
Revenue Multiple on Cash Spent
6x
Impact Created
2,045 Trees
Cart
Sneakers
One tree planted
SUBTOTAL
$104.99
Google Optimize

We enable companies to make sustainability a revenue-driver instead of a cost. In a global first, we demonstrated that investing in Nature is ROI positive. Our A/B test with a leading Australian e-store saw a **16% increase in sales** when customers see that the brand is planting a tree for every sale with Handprint.

2 Ad recall increases 9% by integrating Handprint into their ads

Brand-boosting results
• 20% increase in the perception that Uber Eats "Promotes good values"
• 31% increase in the likelihood that consumers would "Recommend this brand"
• Click through rates increased by 32%
Teads CARE

Using Handprint's integration in Tead's ad platform, Uber Eats (the food delivery giant) dedicated a part of their ad spending to

NGO Good Neighbors Japan providing “good rice bowls” to single-parent households in need. The results showed an ad recall increase of 9% by integrating Handprint into their ad platform.

4 Reasons Why Handprint Can Be The Next Nature Tech Unicorn

This space will have a clear winner most likely with a unicorn valuation. If Handprint reaches unicorn status, it would be at minimum a 53x return. (Projections cannot be guaranteed).



Highest Impact Per Dollar
Generates More Profits for Clients
Continuously Digitally Monitored Impact
Our Competitors Can't Work With Banks Yet

1. Highest Impact Per Dollar



Other platforms
$1
Others
Service cost 20-40%
NGO
Costly Manual Reporting
Manual verification cost 30-60%
Handprint
$1
Handprint Service cost 18%
NGO
Automated Reporting
Technological Verification cost <1%
$1

We deliver the best dollar-to-impact ratio on the market. Our

We deliver the best dollar-to-impact ratio on the market: Our impact is up to 3 times cheaper and every pledged dollar goes where it's supposed to.

Real-time reporting: We are 1 of only 2 companies who have achieved this. We couple this with a verification layer for higher trust.

2. Proven Planet-Positive Action Boosts Business Growth



Without Handprint
Contribution
NGO
No feedback loop
YOU
With
Handprint
Feedback loop

Our clients consider our software as a growth tool to increase their revenues and improve their customer and employee engagement. Stakeholders are informed about real world impact in ways they understand and fall in love with the brand and their values.

Our "secret sauce" comes from the breakthrough scientific findings in the Ant Forest experiment. This experiment resulted in an incredibly successful corporate reforestation project. Our founders Ryan and Simon studied this company in detail and even wrote the "Best Sustainability Paper of The Year 2022" about this, according to The Financial Times.

3. Digitally Monitored Impact Projects

We have curated *the most impactful* projects in the world
Across 24 countries and 7 impact categories. All digitized and trackable.



Kyrgyzstan
Türkiye
Turkmenistan
China
Syria
Iraq
Afghanistan
Iran
Pakistan
Egypt
Saudi Arabia
India
Oman
Sudan
Yemen
Vietnam
Ethiopia
Somalia
Kenya
DRC
Tanzania
Zambia
Mozambique
Zimbabwe
Madagascar

According to some investigations up to 90% of the carbon credits sold have fraudulent claims. We scientifically curate a diverse network of impact that goes beyond carbon, and are the only platform addressing all aspects of ecosystem regeneration.

Our impact projects are all measured for relevance, alignment, and urgency. **Only projects that score highest for these metrics and adhere to our strict transparency standards are added to our marketplace. We have a waitlist with over 500 NGOs and only the top 20% of these projects qualify for our marketplace.**

4. Developed a KYC/AML feature to fit the requirements of Financial Institutions


Project Progress
400 mangrove trees pledged out of 600
12,000 ha
to be restored in 12 months
Project Benefits
Cultural preservation
Supporting local livelihoods
Resilience to natural disasters
Project Updates
Project Location
Sustainable Development Goals
Project Timeline

Commissioned by DBS (largest bank in Southeast Asia), the Sustainable Digital Finance Alliance, and The United Nations, our co-founders Dr. Schillebeeckx and Dr. Merrill wrote a report titled “Sustainable Digital Finance in Asia” that was discussed at Davos 2019.

After 18 months of development and validation with leading bank security infrastructure, and meeting requirements of Financial Institutions compliance needs, **Handprint is now 'Banking Industry' ready.** We are launching this new vertical in January 2024 with a go-to-market partnership with Idemia, creating a difficult entry barrier for competitors that would like to enter this Industry vertical. **We are the first in the world to close a regenerative banking deal, servicing 41% of all global bank cards*. The deal is worth $1M+ and will be priced into our series A in 2024.**

*Singapore entity

Our Entities



Within the next 3-6 months, Handprint Inc will complete the acquisition of Handprint Tech Pte Ltd (a Singapore company founded and operated by the same founders as Handprint Inc) and Handprint Tech Indonesia via a non-cash share swap.

The Board of Directors of Handprint Tech Pte Ltd and Handprint Tech Indonesia have already signed formal board resolutions approving its sale to Handprint Inc via share swap, to effectively consolidate the two companies into the US-based Handprint Inc.

This acquisition via share swap will add the existing shareholders of Handprint Tech Pte Ltd to the cap table of Handprint Inc, where those "pre-seed" and "seed-stage" shareholders will join those investors who purchase the Safe, as offered through the Wefunder Campaign or through a private placement governed under Regulation D..

In the lead up to the acquisition, Handprint Inc will employ the funds from the WeFunder Campaign to build out the US sales and marketing operations and to advance the Handprint software solution, complete the share swap, and prepare the consolidated company for a US-domiciled Series A raise.

What our clients are saying about Handprint
*Singapore entity

ISSUING 41% OF ALL BANK CARDS IN THE WORLD

"Most green techs are focusing on cancelling out negative impacts. **Handprint goes beyond and looks into democratizing the access to impact with technology.**"

   2023 WINNER LUXURY VILLA BOOKING PLATFORM

"We have been planting trees before with other companies, and we were frustrated by the lack of companies, and we were frustrated by the lack of transparency and reporting. By accessing Handprint's Impact Platform, I can have real time reporting of my positive impact, and use different visualization tools to showcase the impact with employees and clients."

ONE OF THE WORLD'S LARGEST ENGAGEMENT AGENCIES



"Handprint Impact Vouchers are a great addition to our offering, giving our clients a simple and effective way to amplify their positive impact on the planet. By giving employees the choice to support the impact projects they care about, **Handprint helps our clients to engage their employees and achieve their vision of being a force for good in the world.**"



THE WORLD'S LARGEST SOFTWARE COMPANY

"**Handprint is disruptive in the way that the world is looking at reducing carbon footprint** through decarbonization while Handprint is focused on regeneration activities. There is so much discussion about carbon credits and green washing while Handprint strong point is that Earth Wallet is religiously a different school of thought."

AMONG THE WORLD'S TOP 5 ADVERTISING AGENCIES

dentsu

"Most global clients have some form of sustainability agenda which tends to be globally driven. This generally means they struggle to implement this agenda locally because they lack the partnerships to create local impact. **This is where Handprint offers a lot of value** to a company like Dentsu."

Some of Our Investors



Kheng Nam Lee
Partner, GGV Capital ($9.2B)

Kheng Nam Lee has extensive experience as a venture investor and technology executive. His investments have a sector focus in Smart Tech.



Fund Size: $350M

"In line with the Singtel Group's purpose of harnessing technology to empower communities, we're investing in Handprint to better help businesses integrate sustainability into their operations to achieve their Environmental, Social, and Governance ("ESG") goals.

Handprint's platform could further support the businesses Singtel works with to make greater social and environmental impact"



"As a global payments company, we are deeply connected to the mission of Handprint – Using technology to deliver positive impact. This is part of our commitment and responsibility to turn transactions into actions, at scale."

Invest in the science-based solution for planet Earth

(It only takes $100)

Be part of the change that our planet needs. This could be the only opportunity for every day investors to own a piece of Handprint.

The Handprint Story

How a scientific paper turned into a business that is changing the world

2018

 

Dr. Simon   Dr. Ryan

Sustainability is broken!

We are two of the world's leading researchers in sustainability. We discovered that **carbon offsetting is not working. 80% of the funds go to middlemen** and not to the planet

2019



Commissioned by the UN Environment Programme

Together we wrote an industry defining report with **a solution we call "regeneration".** This created the modern green digital economy.

UN, Davos, Governments, Industry,



UNITED NATIONS

and now mainstream media all **agree that "regeneration" is the solution** to save the planet.

2020

Handprint is born

We teamed up with Mathias and launched V1 of Handprint after interviewing 25 companies on their sustainability challenges.

Handprint will empower every company in the world to create positive regenerative impact and unlock business growth.

Mathias

2021

Growing with the planet

We used the scientific discoveries published by our two PhD co-founders to increase revenues for many different industries:
- E-commerce = **+16% growth**
- Advertising = **+9% engagement**
- Banking = **Launching Jan 2024**

2022

Raised US$3 million in seed funding

Big companies that have invested:
- Thunes (they purchase $500K per year from us and are one of our largest investors)
- Singtel Innov8 (the 4th largest public company in Singapore)

Best paper of the year award

We wrote the best case study in the world on banking with impact, awarded by the Financial Times

This study resulted in the greatest reforestation in history of 600M trees! (30x Team Trees reforestation).

FT

FINANCIAL TIMES

2023

Closed deal with world's largest card processor*

41% of all bank cards in the world are issued by IDEMIA. They will use Handprint Tech to regenerate the planet with every transaction.

IDEMIA

TODAY
2023
September

Launch equity crowdfunding raise

This is everyone's planet! YOU can profitably **change the world with us**. This could be the only opportunity for every day investors to own a piece of Handprint.

WEFUNDER

2024
July



**Handprint Series A
($40-$50M valuation)**

We already have a lot of interest from leading VCs for our Series A round.

Forward-looking projections cannot be guaranteed.

Handprint's Competitor Analysis



Our clients consider our solutions to be a growth tool, as we've proven it increases revenue and stakeholder engagement. Handprint is redefining sustainability: From advanced verification to satellite imagery, our technology takes the lead in impact science, automation, quantification, and verification. Unlike other alternatives on the market, Handprint is the only platform that gives access to impressive data, visualizations and images directly from the ground.

What would happen if we grow as large as our competitors?*




$25M
Return
Return
Return
Return
Handprint
cloverly
Ecologi
CHOOOSE
Patch
*Singapore entity

Similar returns cannot be guaranteed.

Our Impact


Handprint Impact to Date*
Sq ft of restoration funded
25M
20M
15M
10M
5M
0
2.3x YOY Growth
5.3M
10.7M
26.9M
2021
2022
2023
(AS OF SEPT)
*Singapore entity

Our growth is actively increasing in velocity. As of today we have restored and digitally monitored **27M square feet of ecosystems equivalent to 5,745 basketball courts** - the most in the world.


16 MILLION SQ FT OF MANGROVES PLANTED


1.4 MILLION SQ FT OF WETLAND RESTORED



2,631 SQ FT OF CORAL REGENERATED



10 MILLION SQ FT OF TREES REFORESTED



77,000 LBS OF TRASH COLLECTED



Awards



CONGRATULATIONS
WINNER
OF THE
Singapore GreenTech Challenge
Handprint

Microsoft, Singapore Greentech 2022:
Best Startup



SPARK IGNITE 2022
GLOBAL STARTUP COMPETITION
SLINGSHOT2022
agorize

Huawei Global Spark Competition 2023:
Best Sustainability Startup



FUTURE
URBAN INNOVATION CHAMPION
2022

Unbound Cities Of The Future:
Urban Innovation Champion 2022



ARENA
1st Place

Tech In Asia Startup Arena 2023:
1st Place Winner

Recognition

Financial Times 2022:
Best Paper Of The Year Award

FINANCIAL TIMES

Teaching cases award: a world of eco-dilemmas

The best studies help students grasp the complex trade-offs that sustainability requires

Financial Times 2023:
Highly Recommended Academic Research Award

FINANCIAL TIMES

Academic research award: tipping point for action

Winners wanted more than academic acclaim — they identified ways to turn aspirations into concrete, real-world results

Featured In Channel News Asia:
Greening The Net: The Internet's Unseen Carbon Footprint



Greening The Net
Greening The 'Net: The Internet's Unseen Carbon Footprint - How Can We Reduce It?

Featured In The Most Prestigious Advertising Online Magazine:
Teads Launches Not-For-Profit Programme For Advertisers



campaign
Teads launches not-for-profit programme for advertisers
Teads
CARE


ADVERTISE RESPONSIBLY

Media platform Teads has launched Teads Care, a not-for-profit advertising programme to aid brands in their CSR initiatives.

In Singapore, Teads has joined forces with Handprint, a climate tech company on a mission to integrate positive impact into all types of business transactions. Handprint has already curated a list of NGOs in the region and can also work with advertisers in this programme about other NGOs and charities to support.

Publications


Nature Tech: a nascent ecosystem
1
DBS
SUSTAINABLE DIGITAL FINANCE IN ASIA:
Creating Environmental Impact through Bank Transformation
SCALING INVESTMENT FOR SDG 7, 12 & 13
2
Sage Journals
Entrepreneurship Theory and Practice
Abstract
3
Regeneration First
4


White Paper
March 2022
Space-Based Intelligent Blue Carbon Assessment to Enable Scalable Financing Solutions for Coastal Mangrove Forests in Southeast Asia
MAREX
KUMI
OxCarbon
5

1. **Nature Tech**
2. **Regeneration First**
3. **Sustainable Digital Finance in Asia**
4. **Digital Sustainability and Entrepreneurship**
5. **Blue Carbon Assessment to Enable Scalable Financing Solutions for Coastal Mangrove Forests in Southeast Asia**

Founder's Note



We envision a world where the global economy has become an engine for good, that regenerates nature rather than destroying it.

In this world, you'll ask your friends:
"What's your handprint this month?"

Handprint is building the infrastructure that enables the world to transition from an extractive economy to a regenerative economy.

Click here to be a part of this revolution today!